UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52486

PAETEC Holding Corp.

(Exact name of registrant as specified in its charter)

John P. Fletcher Executive Vice President, General Counsel and Secretary PAETEC Holding Corp. 4001 Rodney Parham Road Little Rock, Arkansas 72212 Tel: (501) 748-7000 Fax: (501) 748-7400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

With a copy to:

Daniel L. Heard

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

Tel: (501) 975-3000

Fax: (501) 975-3001

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, PAETEC Holding Corp. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 14, 2011

PAETEC HOLDING CORP.

By:	/s/ John P. Fletcher
Name:	John P. Fletcher
Title:	Executive Vice President, General Counsel and Secretary